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EMAIL:  MREDA@OLSHANLAW.COM

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September 13, 2019

VIA EDGAR AND ELECTRONIC MAIL

David M. Plattner Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on September 3, 2019 by Land & Buildings Investment Management, LLC et al. (collectively, “Land & Buildings”)
File No. 001-32641

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 12, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed by Land & Buildings on September 3, 2019 (the “Proxy Statement”).

Schedule 14A

Reasons for the Solicitation, page 9

1.	We note the disclosure on page 12 that refers to Brookdale’s “closest peers.” Please revise to disclose the companies to which this phrase refers.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that Brookdale has “more than double the units under management of any other senior housing operator” (emphasis added). Please see page 12 of the Proxy Statement.

2.	Please advise as to why the defined term “Proxy Peers” is tied to the Company’s 2018 proxy statement, rather than, for example, to the more recent preliminary proxy statement filed by the Company on August 28, 2019.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 13, 2019

Land & Buildings acknowledges the Staff’s comment and advises the Staff on a supplemental basis that it had prepared the Proxy Peer analysis prior to the filing of the Company’s preliminary proxy statement on August 28, 2019 (the “2019 Proxy Statement”). Land & Buildings has revised the Proxy Statement to reference and incorporate information from the Company’s 2019 Proxy Statement. Please see page 13 of the Proxy Statement.

Proposal No. 1, Election of Directors, page 15

3.	We note the disclosure that states, “We believe the terms of two (2) Class II directors expire at the Annual Meeting.” Please explain why this has been phrased as a belief rather than a fact, or otherwise rephrase the disclosure to clarify the statement.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement to rephrase the disclosure to clarify the statement. Please see page 15 of the Proxy Statement.

Important, page 43

4.	Please reconcile the disclosure in the opening paragraph of this section with disclosure that appears elsewhere in the proxy statement.

Land & Buildings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 43 of the Proxy Statement.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda